File No. 70-9829

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                                 Amendment No. 2
                                       to
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

                             National Grid Group plc
                       National Grid (US) Holdings Limited
                         National Grid (US) Investments
                               15 Marylebone Road
                                 London, NW15JD
                                 United Kingdom

                        National Grid (Ireland) 1 Limited
                        National Grid (Ireland) 2 Limited
                                6 Avenue Pasteur
                                     L 2310
                                   Luxembourg

                        National Grid General Partnership
                                    8th Floor
                                 Oliver Building
                                 2 Oliver Street
                                Boston, MA 02109

                                National Grid USA
                                25 Research Drive
                              Westborough, MA 01582


                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                             National Grid Group plc
                    (Name of top registered holding company)
                    ----------------------------------------


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                                Kirk L. Ramsauer
                             Deputy General Counsel
                                National Grid USA
                                25 Research Drive
                              Westborough, MA 01582
                            Telephone: (508) 389-2972
                            Facsimile: (508) 389-3518



                   (Names and addresses of agents for service)


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                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

                              Markian M. W. Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           1875 Connecticut Ave., N.W.
                           Washington, D.C. 20009-5728
                            Telephone: (202) 986-8000
                            Facsimile: (202) 986-8102

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     This pre-effective Amendment No. 2 replaces and revises the Form U-1
Application-Declaration in this proceeding, originally filed in File No. 70-9829 on January 12, 2001, in its entirety, except that it does not replace exhibits previously filed.

Item 1.  Description of the Proposed Transaction

      A  Introduction

     This Application-Declaration ("Application") seeks approvals relating to the financing of National Grid Group plc ("National Grid") and certain other companies in the National Grid system. National Grid, a registered holding company, currently operates under a Commission order dated March 15, 2000 ("March Order")./1/ National Grid proposes to make certain changes to its financing authorization and the authorization applicable to the intermediate registered holding companies that are direct or indirect parent companies of National Grid USA. National Grid USA is the holding company over the former New England Electric System utility and nonutility companies.

     The Applicants in this filing are National Grid and its direct and indirect registered holding company subsidiaries including:

     (1) National Grid (U.S.) Holdings Limited ("NGUSH"), a direct wholly-owned subsidiary of National Grid;

     (2) National Grid (U.S.) Investments ("NGUSI"), a direct wholly-owned subsidiary of NGUSH;

     (3)  National Grid (Ireland) 1 Limited ("NGI1"), a direct subsidiary of
          NGUSI;

     (4) National Grid (Ireland) 2 Limited ("NGI2"), a direct subsidiary of NGI1;/2/

     (5) National Grid General Partnership ("NGGP"), directly owned by both NGI1 and NGI2, and;

     (6)  National Grid USA, a direct wholly-owned subsidiary of NGGP.

-------------------------
1 The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000).
2 NGI1 is wholly owned by NGUSI, except for one ordinary share held by NGUSH. NGI2 is wholly owned by NGI1, except for one ordinary share held by NGUSH.

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     NGUSH, NGUSI, NGI1, NGI2 and NGGP are referred to herein as the
"Intermediate Companies." The Intermediate Company ownership structure may be revised from time to time, and the terms Applicants and Intermediate Companies are intended to apply to newly-organized Intermediate Companies as well.

     Applicants propose the following transactions:

(1) National Grid proposes to increase the aggregate amount of convertible bonds that it may issue under the March Order from $1 billion to $2 billion while maintaining the overall $4 billion limit on securities (excluding guarantees) issued by National Grid unchanged;

(2) National Grid proposes to finance the Intermediate Companies and National Grid USA with loans from National Grid, associate companies outside the National Grid USA ownership chain, and/or with loans from an indirect parent holding company, and;

(3) The Intermediate Companies propose to enter into currency derivatives with National Grid and associate companies outside the National Grid USA ownership chain. Applicants request authorization to enter into the proposed transactions through May 31, 2003 ("Authorization Period"). Each of the proposed transactions is discussed in further detail below.

     B. Request to Issue Up to $2.0 Billion of Convertible Bonds

     The March Order authorizes National Grid to issue equity and debt securities in an aggregate amount at any one time outstanding not to exceed $4 billion ("Aggregate Limitation") during a period that extends to May 31, 2003./3/ National Grid's authorization is further subject to limits on the types and amounts of securities that may be issued during that period. Within the overall Aggregate Limitation, the following sub-limits apply:

     Type of Security                            Issuance Limitation
Equity Securities
       Ordinary Shares                               $500 million

-------------------------
3 Guarantees issued by National Grid are subject to a separate $2 billion limit.

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       Preferred Securities                          $100 million

 Debt Securities
       Bank  Debt                                      $3 billion
       Commercial Paper                                $3 billion
       Convertible Bonds                               $1 billion
       Nonconvertible  Bonds                           $3 billion

National Grid proposes to increase the limit applicable to the issuance of convertible bonds to $2 billion. The Aggregate Limitation, as well as the various terms and conditions of National Grid's financing authority set forth in the March Order, would remain unchanged.

     The March Order set various limits on the terms and conditions of the securities that National Grid could issue. In particular, the March Order states:

     The financing authority granted by the Order is subject to the following general terms and conditions:

     (1) National Grid will maintain its long-term debt rating at an investment grade level as established by a nationally recognized statistical rating organization.

     (2) The National Grid System will maintain a ratio of Consolidated EBITDA to Net Interest Payable of not less than 3:1 and a ratio of Consolidated Total Net Debt to Consolidated EBITDA not to exceed 4.75:1;

     (3) National Grid commits to maintain the common stock equity of NEES on a consolidated basis and the NEES Utility Subsidiaries, individually, at a minimum of 35% of total capitalization;/4/

-------------------------
4 Vermont Yankee Nuclear Power Corporation would be excluded from the 35% common stock equity capitalization standard. Inasmuch as Massachusetts Electric provides credit and revenue support for Nantucket under an outstanding operating and credit support agreement, the 35% standard will be applied to the combined capitalization of the two companies.

     The common stock equity to total capitalization ratio will be calculated as follows: equity/gross debt + equity. Total capitalization is the sum of common stock equity, preferred stock, long-term debt, short-term debt and current maturities. NEES' equity as a percent of total capitalization will be 75%, after giving effect to the goodwill created in the Merger.

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     (4)  National Grid undertakes to cause its consolidated common equity percentage expressed as a percentage of consolidated total capitalization, measured on a book value U.S. GAAP basis, to be 28.5% or above at the time the Merger is completed and thereafter during the Authorization Period, and 30% or above by March 31, 2002 and thereafter;

     (5) The cost of money on debt financings of National Grid will not exceed 300 basis points over that for comparable term U.S. Treasury securities or government benchmark for the currency concerned;

     (6) The cost of money on preferred securities or other fixed income-oriented securities of National Grid, when issued, will not exceed 500 basis points over that for comparable term U.S. Treasury securities or government benchmark for the currency concerned;

     (7) The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issuance, sale or distribution of a security will not exceed 5% of the principal or total amount of the security being issued. This undertaking does not include estimated fees and expenses of approximately $30 million in connection with the transactions proposed in the Financing Application. The $30 million total amount includes arrangement fees, underwriting costs, facility fees and hedging and option costs. Fees for investment bankers, lawyers, brokers accountants, consultants and other service providers are included within the Merger-related fees disclosed in the Merger Application;

     (8) The aggregate amount of external debt and equity issued by National Grid as authorized by the Order will not exceed $4 billion at any one time outstanding;

     (9) Following the Merger, National Grid's additional aggregate investment in EWGs and FUCOs, as defined in rule 53 under the Act, will not exceed 50% of the consolidated retained earnings of National Grid; and

     (10) The proceeds from the sale of securities in external financing transactions will be used for the acquisition, retirement or redemption of securities issued by National Grid or its U.S. Subsidiary Companies, without the need for prior Commission approval and for necessary and urgent general corporate purposes, including
          (i) extension or renewal of the Merger-Related Debt,/5/ (ii) the financing, in part, of the capital expenditures of the

-------------------------
5 The term "Merger-Related Debt" refers to bank borrowings entered into by National Grid to finance the NEES acquisition and any indebtedness incurred to refund that debt. March Order at 71, n. 123.

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          National Grid System, (iii) the financing of working capital requirements of the National Grid System, (iv) acquisitions, or funding the operations of, EWGs and FUCOs and (v) other lawful general corporate purposes./6/

     Except with respect to the increase in the convertible bond issuance limitation, National Grid does not propose to alter the terms and conditions of the March Order.

     National Grid expects that the proceeds of the sale of the convertibles will be used in whole or in part to retire existing debt of National Grid. To the extent proceeds are not used for that purpose, the proceeds of the issuance would be used for the purposes authorized by the Commission in the March Order. See, indented paragraph 10, above.

     In a separate filing, National Grid has requested Commission authorization to acquire the outstanding common stock of Niagara Mohawk Holdings, Inc. ("Merger") and certain related transactions./7/ That filing also requests authorization for National Grid to finance the Merger. It is not intended that this application authorize National Grid to use the proceeds of the convertible bond issuance proposed herein to finance the Merger.

     As presently contemplated, the bonds would be exchangeable into ordinary shares of Energis plc (a National Grid subsidiary engaged in telecommunications in the U.K and certain other countries) ("Energis")./8/ The March Order, however, provides National Grid with the flexibility to issue various types of debt securities, including bonds that are convertible into securities other than Energis shares. The March Order provides that:

     National Grid may issue debt securities during the Authorization Period. These securities may include bank debt obligations, commercial paper, and convertible and nonconvertible bonds. Subject to the following

-------------------------
6 March Order, Appendix E.
7 See Application of National Grid Group plc et al, SEC File No. 70-9849 (filed February 7, 2000).
8 As of March 31, 2001, National Grid held 33.3% of the outstanding ordinary shares of Energis plc.

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     conditions, any issuance of debt securities will have the designation, aggregate principal amount, maturity, interest rate(s) or method of determining interest rate(s), terms of payment of interest, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as are deemed appropriate by National Grid at the time of issuance. Subject to the Aggregate Limitation, the aggregate outstanding amounts during the Authorization Period of any type of debt securities issued by National Grid will be further subject to the specific limitations set forth in part III.A.1 of the Order. The interest rate on debt financings of National Grid will not exceed 300 basis points over that for U.S. treasury securities having comparable maturities. (If the debt securities are issued in a non-U.S. currency the rate will be based on the government benchmark for the related currency.) The maturity of any debt security will not exceed fifty years.

     Parent-level debt may be issued for the acquisition, retirement or redemption of securities issued by National Grid or the U.S. Subsidiaries, and for general and corporate purposes, including the servicing of the Merger-Related Debt, the financing of capital expenditures, the financing of working capital requirements, and other lawful general corporate purposes./9/

National Grid requests the increase in convertible bond financing authority to provide additional flexibility to execute its financing program. The company is considering issuing convertible bonds with a likely program size of $1 billion. If market conditions are favorable at the time of issuance, however, National Grid would benefit from the flexibility to increase the size of the offering.

     Convertible bonds allow investors to obtain higher income than they may receive from ordinary shares, while benefiting from greater appreciation potential than regular bonds. The convertible feature also permits National Grid to enhance the marketability of a bond issuance; allowing National Grid to price the issuance at an interest rate lower than straight bonds of equal maturity and credit quality. The lower interest rates possible with convertible bonds serve to reduce National Grid's fixed debt

-------------------------
9 March Order at E-5.

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burden in connection with an issuance, thus making National Grid financially more robust and a better risk.

     National Grid has stated publicly its objective to dispose of its shareholding in Energis plc. A National Grid bond exchangeable into Energis plc shares provides a means to do this and may be structured to achieve a premium over the current market price. The disposal that can arise at the maturity of the bond would allow National Grid to record a profit on the share disposal with the consequential benefit of strengthening the equity base of the company. In the event that the Energis share price is such that conversion does not occur, the benefits of having had a lower interest rate on the debt will be retained.

     Whether National Grid issues bonds that are convertible into Energis shares or other securities such as National Grid common stock, the March Order requires that "prior to issuing debt, preferred securities or equity, National Grid will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets."/10/ Applicants note, in addition, that the issuance of debt is subject to certain conditions under the March Order discussed above that are intended to ensure the financial integrity of National Grid, including a minimum common equity capitalization standard and an investment grade credit standard.

     National Grid maintains its financial statements in accordance with U.K. GAAP and in connection with its filings on Form 20-F and U5S presents its financial statements in the format required by Form 20-F, i.e., U.K. GAAP format reconciled to U.S. GAAP. In addition, National Grid's compliance with the minimum common equity capitalization standard is measured on a book value U.S. GAAP basis. U.S. GAAP would require a convertible bond issuance to be accounted for as debt on National Grid's balance sheet until such time as the bonds are converted.

     The timing of a securities issuance and the terms included in a security are subject to market conditions that cannot be forecast at this time. Consequently, National

-------------------------
10 March Order at E-5.

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Grid requests authorization to structure any issue of convertible bonds authorized herein within the parameters of the terms and conditions specified in the March Order.

     C. Request to Finance Intermediate Companies and National Grid USA with Loans from National Grid, "Foreign" Associates, and Indirect Intermediate Companies

     Noting that it is common practice for U.K.-based multinational corporations to hold their non-U.K. subsidiaries through one or more intermediary companies to avoid the loss of U.K. tax relief and minimize taxes on the repatriation of foreign subsidiary profits, the March Order found that the Intermediate Companies would not contravene the restrictions against multiple holding companies in Section 11(b)(2) of the Act. The Commission found that in National Grid's structure, no outside third party would have an interest in the Intermediate Companies and that the Intermediate Companies would have no outside security holders, lenders or customers. This structure did not repeat the abuses of past pyramided holding company groups where one or more holding companies in between the utility and the ultimate parent holding company would issue at each level of the structure different classes of debt or stock with unequal voting rights./11/ Because the Intermediate Companies were special-purpose entities created for the sole purpose of helping the parties to capture economic efficiencies that might otherwise be lost in a cross-border transaction, it is appropriate to "look through" them for purposes of Section 11(b)(2).

     National Grid proposes to finance the Intermediate Companies and National Grid USA with loans from National Grid, associate companies outside the National Grid USA ownership chain (i.e., loans from "foreign" associate companies including National Grid Holdings Limited, a foreign utility company, and its subsidiaries), and/or with loans from an indirect parent holding company. The proposed financing flexibility does not change the role of the Intermediate Companies from the purposes described in the March Order. The proposed transactions merely provide additional flexibility to structure financing transactions within the National Grid Group.

-------------------------
11 March Order at 41-42.

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     From time-to-time, it may be advantageous for an Intermediate Company and/or National Grid USA to borrow funds from an associate company on the foreign utility company ("FUCO") side of the National Grid system (i.e., National Grid Holdings Limited or its direct or indirect subsidiaries) or from the parent of its immediate parent company (or a more remote company), for example a loan from National Grid (US) Investments ("NGUSI") to National Grid USA. Such loans allow National Grid more flexibility to meet the short-term working capital requirements of National Grid USA and its subsidiaries where the funds could be raised more cheaply by National Grid than by National Grid USA or its subsidiaries. Loans from associate companies in the system also allow the efficient use of surplus cash. For example, surplus cash available in the FUCO side may be loaned directly to National Grid USA. Such direct loans minimise having cash on deposit within the National Grid group when other companies have borrowings.

     Both National Grid USA and National Grid maintain unused committed bank facilities to provide assured liquidity to meet variations in working capital requirements. The banks charge fees in connection with the facilities. The financial flexibility to loan funds to National Grid USA and the Intermediate Companies requested in this Application will allow facilities made available to National Grid to be used as and when needed to loan funds to National Grid USA. An element of duplication could thus be avoided and a portion of National Grid USA's bank facilities could be cancelled, with a consequent saving of bank facility commitment fees.

     To provide funds to support or expand operations in the National Grid USA group it is, in many cases, preferable to use short-term loans rather than to capitalise the Intermediate Companies with more equity. Equity can be less flexible since it is difficult to reduce the equity capital of the Intermediate Companies, to return the cash to the parent, once the National Grid USA group of companies no longer needs the extra funds./12/ In addition, when funds are required on short notice, it may be easier from a

-------------------------
12 In contrast, permanent capitalization is often most efficiently provided in the form of equity because equity provides certain tax advantages. See the discussion of currency derivatives in Item 1.D, infra.

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financial/treasury management perspective to make loans directly to National
Grid USA rather than via each Intermediate Company down the chain. Because each Intermediate Company (except National Grid General Partnership) is considered a separate legal entity, a loan from National Grid that passes through each Intermediate Company before the funds ultimately are lent to National Grid USA may require numerous board meetings and approvals. The logistics and timing of these meetings, which need to be held in locations outside the U.S. or the U.K., can be a significant obstacle to rapidly funding the short-term capital needs of the National Grid USA group.

     As required by the March Order, loans to National Grid USA from any company in the National Grid system would bear interest at rates designed to parallel the effective cost of debt capital of National Grid. In practice, this means that for short-term loans, National Grid USA would incur interest at the rate, as published in the Wall Street Journal on the day of the borrowing (or the most recently published rate when borrowings occur on days when the Wall Street Journal is not published), for high grade 30-day commercial paper issued by major corporations and sold through dealers plus an "at cost" allocation of National Grid's funding costs. For medium and long-term loans to National Grid USA, unless there is a directly identifiable external borrowing intended to finance National Grid USA, National Grid would use a rate equal to the effective rate that National Grid would pay on the issuance of a comparable security in a competitive offering to nonaffiliated banks or other lenders.

     The interest rates paid by National Grid USA on loans from National Grid and the other companies in the National Grid system should not result in an increase in the cost of capital used by the National Grid USA group. If National Grid determines, however, that its lending rate is higher than the cost of funds National Grid USA would incur in a direct borrowing at that time from a nonassociate, the interest rate applied to National Grid USA borrowings would be

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based on that lower cost of funds. To the extent that National Grid USA borrows from any other associate company, the same terms would apply. Consequently, loans to National Grid USA would be at a rate equal to or lower than National Grid's cost of funds, the cost of funds incurred by an associate company lender to National Grid USA, or the rate available to National Grid USA in a direct borrowing at that time from a nonassociate.

     National Grid would determine whether the lending rate in an associate company loan is equal to or lower than the rate available to National Grid USA in a direct borrowing from a nonassociate (i.e., a market rate), in much the same manner practiced by an independent bank. National Grid would take into account the nature of National Grid USA's business, or that of the individual subsidiary to be financed, evaluate its capital structure, the particular risks to which it is subject, and generally prevailing market conditions. National Grid would also evaluate and take into account information from third parties such as banks that would indicate the prevailing market rates for similar businesses. In particular, National Grid will obtain information on the range of rates used by one or more banks for loans to similar businesses. Such independent third-party information would serve as an index against which an appropriate market rate would be determined.

     National Grid will report the amount and terms of borrowings by National Grid USA in the Rule 24 certificate filed by National Grid under the terms of the March Order in SEC File Nos. 70-9473 and 70-9519. In addition, if National Grid USA borrows from an associate company on the FUCO side of the National Grid system the Rule 24 certificate will list a minimum of at least three other sources of funds and their rates and terms and, consistent with the procedure described above, provide a cost/benefit rationale explaining why funding from the FUCO associate was the best option.

     The intrasystem loans would be unsecured and would have short, medium and long-term maturities in accordance with the use of the funds. Short-term loans would be less than one year in maturity, medium-term loans would have maturities up to 5 years, and long-term loans would have maturities of up to 50 years, although more

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typically they would not exceed 30 years./13/ In addition, the terms of the
March Order described above would continue to apply./14/

     To the extent the Intermediate Companies borrow funds from National Grid, other direct or indirect parent Intermediate Companies or associate companies on the FUCO side of the National Grid system, such borrowings may be short, medium or long-term and the other terms and conditions of such financings would be at market rates determined as specified above./15/

     As required by the March Order, National Grid, the Intermediate Companies and National Grid USA will not borrow, or receive any extension of credit or indemnity from any of their respective subsidiaries. In addition, all respective borrowings by the Intermediate Companies, National Grid USA and its subsidiaries proposed herein would be unsecured.

     Funds would not be lent from the Intermediate Companies or National Grid USA to any companies on the FUCO side of the National Grid system. Accordingly, the proposed transactions do not raise the risks of FUCO financing identified in
Section 33 of the Act or affect the Rule 53 investment limits. The loans allow the National Grid system to move funds from the FUCO side of the system to the National Grid USA group of companies without the inefficiencies of passing the funds up to National Grid and down the US chain. The relief requested is similar to the flexible short-term financing that many registered holding company systems engage in through

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13 See e.g., March Order at E-5 (authorizing National Grid to issue debt securities with maturities of up to 50 years).
14 The limits on borrowings by National Grid USA included in the March Order would remain unchanged. In particular, National Grid USA, as successor to NEES' preexisting SEC orders, is authorized to issue and sell short-term notes in a principal amount of up to $500 million and up to two million shares of common stock to finance the acquisition of energy-related companies under Rule 58. March Order at Appendix D. The March Order does not impose any aggregate borrowing caps on the Intermediate Companies.
15 See March Order at E-6 (imposing a mirror terms borrowing restriction on debt securities issued by NEES to its immediate parent company, but not imposing such conditions on securities issued by Intermediate Companies).

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the use of a money pool, except that it involves direct loans among associate companies rather than a pooling device.

     D.  Request  for  the   Intermediate   Companies  to  Enter  Into  Currency
Derivatives

     Each of the Intermediate Companies proposes to enter into currency derivatives with National Grid and other Intermediate Companies. The Intermediate Companies are direct and indirect holding companies for National Grid USA, its subsidiaries and businesses authorized by the Commission or permitted under the Act and or the rules thereunder. The proposed authority will allow National Grid more flexibility to structure its ownership of National Grid USA through the Intermediate Companies in a tax efficient manner and to manage foreign exchange risk. The Intermediate Companies would not use the proposed currency derivatives authority for speculative purposes or in connection with the financing of businesses other than existing businesses and those authorized by the Commission or permitted under the Act and or the rules thereunder.

     In the UK, it is often more tax efficient to finance intermediate holding companies with equity rather than debt. For example, if an intermediate holding company is financed by a small amount of equity and a significant intra-group loan, any increase in the value of the company can produce a taxable gain on the equity but any decrease may produce a loss on the loan which is not tax deductible. If the company is capitalized mostly with equity, this risk is reduced as a loss on equity is deductible, thereby giving a symmetrical treatment for losses and gains.

     However, where the company has an investment in a foreign currency asset such as shares in a foreign company it is also necessary to have regard to the UK tax treatment of foreign exchange differences. The UK tax treatment of foreign exchange differences arising on the shares in the foreign company is different from the tax treatment accorded to the foreign currency denominated liability that commercially hedges the investment. Foreign exchange gains and losses on the liability are taxed on an accruals basis but no exchange gain or loss is recognized on the shares for tax purposes until disposal. This creates a fundamental timing difference between the tax and

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accounting treatment, which could leave National Grid with a substantial tax liability on an unrealized exchange gain that does not appear in the consolidated group profit and loss account.

     To avoid this problem, a company may elect for UK tax purposes to "match" dollar denominated shares with a dollar denominated liability. When a so-called "matching election" is made, exchange gains and losses on the liability are not taxed on an accruals basis but are held in suspense until the shares are disposed. However, a matching election may only be made if the asset and liability are in the same company. NGUSI, for example, has made such a matching election with regard to its investment in the shares of National Grid Ireland 1 Ltd ("NGI1"). (i.e., the asset) and its liability with respect to a loan from National Grid (US) Holdings Ltd. ("NGUSH"). See Exhibit A-1.

     Thus, while National Grid would prefer to finance NGUSI with equity rather than debt, if it is so financed it would still be necessary for NGUSI to have a US dollar denominated liability in order to continue to be able to hedge its US dollar investment in NGI1 for UK tax purposes. NGUSI can create a US dollar denominated liability by entering into a cross currency swap with National Grid or another Intermediate Company to create the foreign currency liability in NGUSI to match with the asset. Such a swap, as it is legally a derivative financial contract, does not involve any borrowing, but does qualify as a US dollar liability for the relevant UK tax purposes. A swap would typically in these circumstances oblige NGUSI to pay the counterparty (i.e., National Grid or another Intermediate Company) an amount of U.S. Dollars and would oblige the counterparty to pay NGUSI an amount of Pounds sterling. These amounts can be settled gross, or if the parties prefer, the net value of the contract can be calculated at maturity with a single net payment by the appropriate party. The counterparty to the swap will be taxed on an accruals basis. See Exhibit A-2. The proposed derivatives transactions would be entered into on market terms.

     Because the proposed swaps would be with companies in the National Grid system, any gain or loss on a swap would be a wash on a consolidated basis, other

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than the tax effect associated with the gain or loss./16/ Any derivative transactions to be undertaken under this section D would be to facilitate the equity financing of the Intermediate Companies or to accommodate foreign exchange hedging (i.e., to address currency risks and the associated tax effects discussed above) and would be limited to transactions within the National Grid System. The proposed transactions are, therefore, consistent with the use of the Intermediate Company structure as an investment conduit. It is also important to note that the swaps discussed above would not involve National Grid USA or its subsidiaries and, consequently, would not have any adverse effect on these companies.

     National Grid represents that the proposed transactions will meet the criteria established by the Financial Accounting Standards Board in order to qualify for hedge-accounting treatment or will so qualify under generally accepted accounting principles in the United Kingdom ("U.K. GAAP"). In the event transactions in financial instruments or products are qualified for hedge accounting treatment under U.K. GAAP, but not under generally accepted accounting principles in the United States ("U.S. GAAP"), National Grid's financial statements filed in accordance with Form 20-F will contain a reconciliation of the difference between the two methods of accounting treatment. None of the companies in the National Grid USA Group would enter into any currency derivatives with an Intermediate Company or guarantee such transactions. National Grid further states that no gain or loss on a hedging transaction attributable to a company outside the National Grid USA Group will be allocated to any company in the National Grid USA Group, regardless of the accounting treatment accorded to the transaction.

     E. Rule 54 Analysis

     Under Rule 54, the Commission may not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator

-------------------------
16 Any loss incurred by an Intermediate Company in connection with a swap, and the tax effect associated therewith, would not be transferred down the Intermediate Company chain to National Grid USA and, consequently, would have no adverse effect on the National Grid USA group.

("EWG") or FUCO upon the registered holding company system "if Rules 53(a), (b) and (c) are satisfied." National Grid currently meets all of the conditions of Rule 53(a), except for clauses (1) and (2)./17/ Due to the level of National Grid's aggregate investment in EWGs and FUCOs and the lack of U.S. GAAP books and records for its FUCO investments, National Grid cannot comply with Rule 53(a) and consequently, it must demonstrate that it complies with Rule 53(c).

     National Grid's aggregate investment, as defined in Rule 53(a), in EWGs and FUCOs and its capital structure at the time of the NEES merger and as of March 31, 2001 are shown below.

------------------- ----------------- ----------------- ----------------- ----------------- -----------------
                    Aggregate EWG     Consolidated      Aggregate         Equity as a %     Debt as a % of
                    and FUCO          Retained          Investment as %   of Total          Total
                    Investment        Earnings ("CRE")  of CRE            Capitalization    Capitalization
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Pro forma to        $3,532 mm         $1,748 mm         202%              28.5%             73.4%
reflect NEES
merger as of
September 30, 1999
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
As of March 31,     $3,488 mm         $3,520 mm         99%               41%               59%
2001
------------------- ----------------- ----------------- ----------------- ----------------- -----------------

     National Grid also notes that none of the conditions described in paragraph
(b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any National Grid associate company in which a plan of reorganization has not been confirmed, (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods, and (3) in the past fiscal year, National Grid has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs./18/

-------------------------
17 As the Commission noted in the March Order, National Grid has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. National Grid will, however, comply fully with the substantive provisions of Rule 53.
18 Some of National Grid's telecommunications and metering ventures held as direct or indirect subsidiaries of National Grid Holdings Limited, National Grid's FUCO, have reported operating losses in the last fiscal year. Nevertheless, National Grid Holdings Limited, on a consolidated basis, has been profitable.

Indeed, National Grid's interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the March Order. For the year ended March 31, 2001, National Grid's FUCO investments, principally its established U.K. transmission business, contributed substantially to the National Grid Group's profitability. Out of total operating profit before exceptional integration costs and goodwill amortization of 731.9 million pounds sterling ($1,039.3 mm),/19/ the U.K. transmission group contributed 486.3 million pounds ($690.5 mm), while the National Grid USA group contributed 293.6 million pounds ($416.9 mm).

     National Grid is in full compliance with the conditions of Rule 53(c). Under Rule 53(c), "[a]n applicant that is unable to satisfy the requirements of paragraphs (a) and (b) of this section must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers.

     The additional financing authority sought in this Application would not have an adverse effect on the financial integrity of the National Grid system, or an adverse impact on National Grid's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The lack of any adverse effect associated with National Grid's current financing plan was fully demonstrated in National Grid's Application in File No. 70-9519 and confirmed by the Commission in its March Order. The financing transactions proposed in the instant Application do not require a different conclusion. The March Order notes that in its Application referenced above; (1) National Grid demonstrated that it had an investment grade credit rating, (2) a history of positive contributions to earnings from National Grid Company (the most significant part of National Grid's FUCO operations), (3) that the Application contained

-------------------------
19 Pound sterling amounts have been translated into dollars at 1.0 pounds =
$1.42.

various commitments by National Grid to maintain its financial strength, and (4) that the public utility subsidiaries in the National Grid system were insulated from the direct effects of EWG and FUCO investments. Lastly, the Application notes that National Grid has demonstrated expertise and sound management skills with respect to its operation of the high-voltage system in England and Wales and that its project review procedures are stringent. Based on all these factors, the Commission found in the March Order that "National Grid has made the requisite showing under rule 53(c)."/20/

     Given that National Grid will continue to comply with the terms of the March Order as modified by this Application in a manner that increases financial flexibility while assuring the continued soundness of the National Grid system, the Commission should find the terms of Rule 54 satisfied.

Item 2. Fees, Commissions and Expenses

     National Grid expects to pay or incur up to $100,000 in aggregate fees, commissions and expenses, directly or indirectly, in connection with the proposed transactions. The above fees do not include expenses for the public issuance of securities. Such expenses would be within the parameters specified in the March Order.

Item 3.  Applicable Statutory Provisions

     A. Applicable Provisions

     The proposed transactions are subject to Sections 6(a), 7, 9(a), 10, 12(b) and 12(f) of the Act and Rule 45(a) thereunder.

     B. Legal Analysis

     The proposed increase in convertible debt authority is merely a request for additional financing flexibility that is fully consistent with the terms of the March Order. Since the Aggregate Limitation and the other terms and conditions of the March Order remain unchanged, there is no increase in risk to the financial soundness of the National Grid system. Indeed, as discussed above in
Item 1.B., convertible bonds may be

-------------------------
20 March Order at 64.

preferable to straight bonds because they can increase the financial strength of the system by lowering its fixed debt service burden.

     National Grid's request to finance the Intermediate Companies and National Grid USA with loans from associate companies outside the National Grid USA ownership chain and the request to make loans to the Intermediate Companies and National Grid USA from an indirect parent company is fully consistent with the Act. Loans from one associate company to another are commonly made in the context of money pools authorized by the Commission./21/ The Commission has also authorized intercompany loans among a holding company and its nonutility subsidiaries./22/ Associate company loans as proposed in the Application do not create third party interests in any National Grid subsidiary company. In addition, the loans will be made under terms that provide the same protections as Rule 52(b)(2), in particular, the interest rate and maturity of any loan to an associate will be designed to parallel the effective cost of capital of a similar maturity debt security issued by National Grid. Consequently, the concerns underlying the Act regarding complex capital structures, overleveraged utility subsidiaries, and abusive affiliate relationships are not raised by the proposed transactions.

     Associate company loans are beneficial to the registered holding company system because they permit free cash in National Grid's foreign utility operations to be applied to constructive uses in the National Grid USA group. Such flexibility allows the National Grid USA group to minimize commitment fees on duplicative credit facilities. The Commission has been supportive of measures taken by registered holding companies to structure their finances as efficiently as possible to respond to the pressures of the increasingly competitive utility business./23/ National Grid's proposal does just that: it is

-------------------------
21 See e.g., PowerGen plc, Holding Co. Act Release No. 27291 (December 6, 2000) (authorizing the formation of utility and nonutility money pools).
22 Id. (applicants were authorized to make "inter-company loans among LG&E Energy and the LG&E Energy Nonutility Subsidiaries" in an amount up to $1 billion in addition to amounts that were exempt under Rules 45(b) and 52 and amounts outstanding under the system money pools).
23 The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000) (the order noted that "Southern states that the competitive nature of power generation places a premium on access to capital at the lowest cost, and thus requires the type of financial flexibility that Southern is seeking").

intended to lower the system's overall cost of funds, to improve its competitiveness, and to increase shareholder returns.

     National Grid's request to make loans to the Intermediate Companies and National Grid USA from an indirect parent company is also consistent with the Act. Such loans merely avoid entities in the Intermediate Company "conduit" when it is more efficient to structure a loan directly with a lower level holding company. It is important to note that the authority requested in this Application is limited to downstream loans and that any loan to National Grid USA will be made under terms that provide the same protections as Rule 52(b)(2), in particular, the interest rate and maturity of any loan to National Grid USA will be designed to parallel the effective cost of capital of a similar maturity debt security issued by National Grid.

     The authority requested to make indirect loans down the Intermediate Company chain is consistent with the flexibility granted in the Commission's March Order to restructure its Intermediate Company holdings under certain circumstances. In the March Order, the Commission recognized that a structure that maximized the efficiency of the ownership of foreign assets was appropriate under the Act, provided that it did not involve the historical abuses associated with pyramided ownership accomplished through the issuance of securities at many levels to outside security holders or lenders. The Commission also emphasized the requirement that the Intermediate Company structure and the related financing transactions not adversely affect National Grid USA or its subsidiaries.

     Consistent with the view that the Intermediate Company structure is merely a conduit used to improve economic efficiency, the Commission granted National Grid the flexibility to revise various organizational details of the Intermediate Companies. The Commission stated: "For the reasons noted above, and especially the absence of any third-party interests in the upper structure, we grant the Merger Applicants authority to make non-material corporate structure changes to the upper structure without first seeking specific authorization for each change. This authority applies only to changes that will not (1) result in the introduction of any third-party interests in the upper structure or (2) have any material impact on the financial condition or operations of the NEES Group companies or National Grid."/24/

     The proposed associate company loans, and the proposed currency derivatives discussed in Item 1.D, are consistent with these conditions and limitations. The loans and derivatives would not result in an Intermediate Company or National Grid USA borrowing from a subsidiary. External, third-party interests also are not created by a loan or derivative with an associate company. Because the proposed derivatives would involve the Intermediate Companies only, the transactions would have no adverse impact on the financial condition or operations of National Grid USA or its subsidiaries. To the extent that National Grid USA is a borrower from an associate company, but not a subsidiary, the cost of debt capital would be matched to the cost borne by National Grid. In addition, National Grid USA's commitment to maintain its equity capitalization at 35% or above would prevent excessive leverage./25/ Further, since the proposed transactions would be wholly within the National Grid system, they would not adversely affect the financial soundness of National Grid.

     The March Order supports flexible financing arrangements that promote an efficient capital structure. Restrictions should be applied to prohibit only transactions that could lead to abuses under the Act, for example, an Intermediate Company's issuance of securities to third parties (creating a complex pyramided capital structure), or to National Grid USA or to one of National Grid USA's subsidiary companies that would

-------------------------
24 March Order at 45, note 71. The financing flexibility granted by the Commission may, however, be viewed as conflicting with other language in the Commission's order limiting the Intermediate Companies to issuing and selling securities to their immediate parent companies, and the acquisition of securities from direct subsidiary companies. We believe that the conflict, if any, is resolved by restricting Intermediate Companies from issuing securities to third parties and their subsidiaries thus preventing the abuses that the Act was intended to address. See March Order at E-6 ("in no case will any Intermediate Holding Company borrow, or receive any extension of credit or indemnity, from any of its subsidiaries").
25 National Grid has proposed in SEC File No. 70-9849 that National Grid USA, on a consolidated basis, would maintain common stock equity of at least 30% of total capitalization.

create an abusive upstream loan. The Act should not be applied to deny the benefits from innovative financing where the proposed financing is consistent with a financially sound system. In the instant matter, the proposed transactions are intended to improve the efficiency of the financial structure and do not present the potential for abuse. No utility investors or consumers would be adversely affected by these transactions. In this matter, the broad restructuring authority granted by the Commission in the March Order should control and the Commission's preference for promoting financing flexibility when consistent with the Act should be followed.

     For all the reasons stated above, Applicants request that the Commission authorize the proposed transactions.

Item 4.  Regulatory Approvals

     A. State Regulation

     No other federal regulatory approvals, other than the approval of this Commission, are required with respect to the proposed transactions.

Item 5.  Procedure

     Applicants respectfully request that the Commission issue and publish, not later than April 20, 2001, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration and enter an order not later than May 15, 2001 granting and permitting this Application to become effective.

     Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the proposed transactions and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

Exhibits

A-1 Current Intermediate Company Structure.

A-2 Proposed Currency Swap Example with National Grid.

A-3 Proposed Currency Swap Example with FUCO Associate (withdrawn).

B-1 Form of Intercompany Note to be Issued by National Grid USA.

E-1 Opinion of Counsel - National Grid Group plc.

E-2 Past Tense Opinion of Counsel (to be filed by amendment).

I   Proposed Form of Notice.


Financial Statements

FS-1 National Grid Group plc Unaudited Pro Forma Condensed Consolidated Balance
     Sheet at March 31, 2001.

FS-2 National Grid Group plc Unaudited Pro Forma Condensed Consolidated Profit and Loss Account for the Year Ended March 31, 2001.

FS-3 National Grid USA Unaudited Condensed Consolidated Income Statement for the
     Year Ended March 31, 2001 (US GAAP).

FS-4 National Grid Group plc Consolidated Financial Statements for the Year
     Ended March 31, 2001, incorporated by reference to the filing on Form 20-F by National Grid Group plc, (SEC File No. 001-14958), filed June 18, 2001.


Item 7.  Information as to Environmental Effects.

     The proposed Acquisition involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


Date:  October 9, 2001                 National Grid Group plc and
                                       National Grid USA

                                       By: /s/   Jonathan M.G. Carlton
                                       Jonathan M.G. Carlton
                                       Vice President and Director of Regulatory
                                         Research
                                       National Grid USA

Date:  October 9, 2001                 National Grid General Partnership

                                       By: /s/ John G. Cochrane
                                       John G. Cochrane
                                       Director

Date:  October 9, 2001                 National Grid (Ireland) 1 Limited and
                                       National Grid (Ireland) 2 Limited

                                       By: /s/ John G. Cochrane
                                       John G. Cochrane
                                       Director

Date:  October 9, 2001                 National Grid (US) Holdings Limited and
                                         National
                                       Grid (US) Investments

                                       By: /s/ Martin O'Donovan
                                       Martin O'Donovan
                                       Director

                                  Exhibit Index


B-1  Form of Intercompany Note to be Issued by National Grid USA.

E-1  Opinion of Counsel - National Grid Group plc.

FS-1 National Grid Group plc Unaudited Pro Forma Condensed Consolidated Balance
     Sheet at March 31, 2001.

FS-2 National Grid Group plc Unaudited Pro Forma Condensed Consolidated Profit and Loss Account for the Year Ended March 31, 2001.

FS-3 National Grid USA Unaudited Condensed Consolidated Income Statement for the
     Year Ended March 31, 2001 (US GAAP).